Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CLENE INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Clene Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.    The name of this corporation is Clene Inc. This corporation was originally incorporated pursuant to the General Corporation Law on August 12, 2020 under the name Chelsea Worldwide Inc.

2.    The Board of Directors of this corporation duly adopted resolutions proposing to amend the Fourth Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows.

RESOLVED, that the Fourth Amended and Restated Certificate of Incorporation of this corporation be amended by amending and restating Section 4.1 to read in its entirety as follows:

“Section 4.1 Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 601,000,000 shares, consisting of (i) 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), and (ii) 600,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation or any certificate of designation relating to any series of Preferred Stock. The filing of this Certificate of Incorporation shall occur on the closing date of the transactions contemplated by that certain Merger Agreement, dated as of September 1, 2020, by and among Clene Nanomedicine, Inc., Fortis Advisors LLC, Tottenham Acquisition I Ltd., the Corporation (formerly known as Chelsea Worldwide Inc.) and Creative Worldwide Inc.”.

3.    This Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation was approved by its stockholders at its annual meeting of stockholders on May 29, 2024 and duly executed by an authorized officer of the corporation pursuant to Section 103 of the General Corporation Law.

4.    This Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, which amends the provisions of this corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of May, 2024.

/s/ Robert Etherington
Robert Etherington
President & Chief Executive Officer